Mail Stop 4561

March 31, 2008

Mr. Michael J. Zugay
Chief Financial Officer
iGate Corporation
1000 Commerce Drive, Suite 500
Pittsburgh, PA 15275

      Re: **iGate Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 15, 2007
              File No. 000-21755

Dear Mr. Zugay:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                           Sincerely,

                           Mark Kronforst